Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

November 30, 2006

Agenda for the Extraordinary General Meeting of Shareholders of Euronext N.V. to be held at Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam, the Netherlands at 11am CET on Tuesday 19 December 2006. Registration will take place between 9.45am and 10.45am.

1.               Opening

2.               Appointment of a secretary for the meeting

3.              Discussion and approval of the Combination Agreement by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc. dated as of 1 June 2006, as amended and restated as of 24 November 2006, and the transactions contemplated thereby, including the post-closing reorganisation as described therein

The Managing Board and Supervisory Board recommend that the shareholders vote in favour of agenda item 3.

4.               (a)   Appointment of (i) Mr Rijnhard de Beaufort and (ii) Mr René Barbier de La Serre as
        members of the Supervisory Board of Euronext N.V.

(b)    Designation of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre, in each case effective as of the date of his appointment as Supervisory Board member, as special representatives of Euronext N.V. within the meaning of Article 146, second sentence, of Book 2 of the Dutch Civil Code, each with the power to act individually, in all transactions contemplated by or resulting from the Combination Agreement

5.               Close

Explanatory notes to the agenda of the Extraordinary General Meeting of Shareholders of Euronext N.V. to be held in Amsterdam on 19 December 2006

Agenda Item 3
Discussion and approval of the Combination Agreement by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc. dated as of 1 June 2006, as amended and restated as of 24 November 2006, and the transactions contemplated thereby, including the post-closing reorganisation as described therein

The Managing Board and the Supervisory Board submit to the shareholders for discussion and approval the proposed combination of Euronext N.V. with the NYSE Group, Inc. On 1 June 2006, the parties announced that they had entered into an agreement setting out the terms and conditions on which they had agreed upon a business combination and the steps envisaged to implement the combination, subject to, inter alia, the approval of the shareholders of both companies. This agreement was amended and restated as of 24 November 2006 and is referred to as the “Combination Agreement”.

On 23 November 2006 the Supervisory Board announced that it recommended that the shareholders approve the Combination Agreement and the transactions contemplated thereby, including the post-closing reorganisation as described therein.

For further information about the proposed combination, details of the Combination Agreement, financial and other information about NYSE Group, Inc., financial and other information about Euronext N.V. and other relevant information in connection with the proposed transaction (including a description of various risk factors), shareholders are invited to read the Shareholder Circular prepared for this meeting.

The Shareholder Circular, including a letter to the shareholders from the chairman of the Managing Board, is available at all Euronext locations and has been published on Euronext’s website (www.euronext.com) on 30 November 2006. In addition, the Shareholder Circular was sent to the shareholders registered in Euronext’s shareholders’ register. Copies of this document may also be obtained from the Company free of charge.

A document (‘document de base’), describing the NYSE Euronext combination in French and containing substantially the same information as the Shareholder Circular, which document is subject to clearance (“enregistrement”) of the Authorité des marchés financiers (AMF), will be made available on the AMF website (www.amf-france.org) and on Euronext’s website (www.euronext.com). Copies of this document may also be obtained from the Company free of charge.

Proposal:
The Supervisory Board and Managing Board recommend and propose that the shareholders approve the Combination Agreement and the transactions contemplated thereby, including the post-closing reorganisation, all as described in the Shareholder Circular.

The proposed resolution can be adopted by an absolute majority of the votes cast at the meeting, for which no quorum requirement applies.

The proposals under items 4a and 4b wil  be discussed and put to the vote only if the shareholders approve the proposal under item 3.

Agenda Item 4

(a)       Appointment of (i) Mr Rijnhard de Beaufort and (ii) Mr René Barbier de La Serre as members of the Supervisory Board of Euronext N.V.

(b)       Designation of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre, in each case effective as of the date of his appointment as Supervisory Board member, as special representatives of Euronext N.V. within the meaning of Article 146, second sentence, of Book 2 of the Dutch Civil Code, each with the power to act individually, in all transactions contemplated by or resulting from the Combination Agreement

4a
The Supervisory Board proposes that two additional members be appointed to the Supervisory Board. The reason for this is that all current members of the Supervisory Board have been proposed as non-executive members of the Board of NYSE Euronext, Inc., the parent company of the combined NYSE Euronext group after successful completion of the exchange offer. Under the terms of the Dutch Corporate Governance Code, such dual capacity could result in a situation where the current members of the Supervisory Board would not qualify as independent within the meaning of the Code or could be regarded as having a conflict of interest.

The proposal under item 4a of the agenda is made in order to ensure that at least two members of the Supervisory Board qualify as independent during the exchange offer and the period of the post-closing reorganisation, as described in the Combination Agreement and the Shareholder Circular. The proposal has been made after taking due note of the Supervisory Board’s profile.

Mr Rijnhard de Beaufort and Mr René Barbier de La Serre will become full members of the Supervisory Board with the same rights and responsibilities as the other members of the Supervisory Board, except in the event that none of the other members can participate in a discussion or vote on a matter for the reason referred to above, in which case the two nominated Supervisory Board members can adopt valid resolutions of the Supervisory Board. Mr Rijnhard de Beaufort and Mr René Barbier de La Serre have not been nominated as members of the NYSE Euronext Board.

Mr Rijnhard de Beaufort and Mr René Barbier de La Serre meet the independence criteria of the Dutch Corporate Governance Code and neither of them is a member of more than five supervisory boards as defined in the Dutch Corporate Governance Code.

Mr Rijnhard de Beaufort and Mr René Barbier de La Serre will be entitled to remuneration in accordance with the Supervisory Board’s remuneration scheme as approved by the shareholders in 2005.

The proposed appointment of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre has been submitted to the College of Euronext Regulators and to the Dutch Minister of Finance to obtain a declaration of no objection or approval, as appropriate, as soon as possible. If the requisite regulatory review is not completed by the date of the meeting, the appointment of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre shall be effective in each case as of the date on which regulatory approval is obtained.

For further information about Mr Rijnhard de Beaufort and Mr René Barbier de La Serre please refer to the appendix to these explanatory notes.

Proposal
In accordance with article 21 paragraph 2 of the articles of association of Euronext N.V., the shareholders are asked to appoint (i) Mr Rijnhard de Beaufort and (ii) Mr René Barbier de La Serre as members of the Supervisory Board of Euronext N.V. with effect from the date of the meeting (or in each case as of such later date on which the requisite regulatory approval is obtained).

The proposed resolutions can be adopted by an absolute majority of the votes cast at the meeting, for which no quorum requirement applies.

4b
During the period before and after the launch of the exchange offer and (after successful completion of the exchange offer) during the post-closing reorganisation, as explained in the Combination Agreement and in the Shareholder Circular, situations could arise in which members of the Managing Board of Euronext N.V. could be regarded as having a conflict of interest within the meaning of Dutch corporate law due to their other capacity as member of the NYSE Euronext Board (in the case of Mr Théodore), the NYSE Euronext Management Committee, and/or the Managing Board of the direct or indirect wholly owned Dutch subsidiary of NYSE Euronext, Inc. making the exchange offer (if applicable).

Pursuant to Article 146 of Book 2 of the Dutch Civil Code and with a view to ensuring that there are sufficient authorised representatives during the implementation of the transactions contemplated by the Combination Agreement, it is proposed that Mr Rijnhard de Beaufort and Mr René Barbier de La Serre, each be designated as special authorised representative of Euronext N.V. in those situations where current members of the Managing Board could be regarded as having a conflict of interest in connection with the implementation of the transactions contemplated by the Combination Agreement, such designation to be effective in each case as of the date of his appointment as Supervisory Board member.

Proposal:
The shareholders are asked to designate each of Mr Rijnhard de Beaufort and Mr René Barbier de La Serre as authorised representatives of Euronext N.V., each with the power to act individually, in all transactions contemplated by or resulting from the Combination Agreement, such designation to be effective in each case as of the date of his appointment as Supervisory Board member.

The proposed resolution can be adopted by an absolute majority of the votes cast at the meeting, for which no quorum requirement applies.

Appendix to the explanatory notes, providing information on the appointments to the Supervisory Board

Mr Rijnhard de Beaufort

age: 59
gender: male
nationality: Dutch
occupation: banker
number of shares held in Euronext: 0
main position outside the company: member of the board of Bank Insinger de Beaufort N.V. (the Netherlands)
relevant positions:
member of the supervisory board of Euronext Amsterdam N.V. (the Netherlands), member of the supervisory board of Van Hardenbroek Beheer B.V. (the Netherlands)
member of the supervisory board of ‘t Schoutenhuis B.V. (the Netherlands)
chairman of the board of Stichting Pensioenfonds Euronext Amsterdam N.V. (the Netherlands),
member of the board of Stichting Schadefonds Beleggers (the Netherlands)
member of the board of Stichting Preferente Aandelen Grontmij (the Netherlands)
previous relevant positions:
member of the board of the Vereniging voor de Effectenhandel (the Netherlands)

Mr René Barbier de La Serre

age: 66
gender: male
nationality: French
occupation: retired
number of shares held in Euronext: 0
relevant positions:
chairman of the supervisory board of Edmond de Rothschild Private Equity Partners SAS (France)
member of the supervisory board of Compagnie Financière Saint-Honoré S.A. (France)
member of the supervisory board of La Compagnie Financière Edmond de Rothschild S.A. (France)
member of the supervisory board of Schneider Electric S.A. (France)
member of the board of directors of Harwanne Compagnie de participations industrielles et financières S.A. (Switzerland)
member of the board of directors of P.P.R. S.A. (France)
member of the board of directors of Sanofi-Aventis S.A. (France)
member of the board of directors of Nord-Est S.A. (France)
previous relevant positions:
member of the supervisory board of Euronext N.V.,
chairman of the board of Tawa UK Ltd (UK),
member of the board of Calyon S.A. (France)
member of the board of Crédit Lyonnais S.A. (France)

Additional Information About a Pending Transaction
In connection with the proposed business combination transaction between the NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes preliminary versions of the following documents: a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. NYSE Euronext has also filed the final NYSE Group proxy statement/prospectus and the final Euronext shareholder circular/prospectus. The parties will file other relevant documents concerning the proposed transaction with the SEC, including the final exchange offer prospectus to the Euronext shareholders, which is intended to be mailed to Euronext investors.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4 and the final proxy statement/prospectus, shareholder circular prospectus, and exchange offer prospectus, and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus, and exchange offer prospectus, and the other documents may also be obtained for free by accessing Euronext’s Web site at http://www.euronext.com.